Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders


Nuveen Real Asset Income and Growth Fund

811-22658

An annual meeting of shareholders was held in the offices of Nuveen on May 31, 2017 for the above-referenced fund. At this meeting the shareholders were asked to vote for the issuance of additional common shares in connection with the Reorganization of Diversified Real Asset Income Fund into the registrant; and to elect Board Members.


The results of the shareholder votes
are as follows:

    Common shares

To approve the issuance of additional common shares.


   For
     2,449,408
   Against
       157,139
   Abstain
         45,396
   Broker Non-Votes
     6,138,872
      Total
     8,790,815



Proxy materials are herein incorporated by reference to the SEC filing under Conformed Submission Type N-14 8C/A, accession number 0001193125-17-134876, on April 24, 2017.